

Mail Stop 7010

September 27, 2006

Mr. Thomas A. Dineen
VP, Treasurer and CFO
Sturm, Ruger & Company, Inc.
Lacey Place
Southport, CT  06890

> **RE:    Form 10-K for the fiscal year ended December 31, 2005**
> **File No. 1-10435**

Dear Mr. Dineen:

We have reviewed your response and have the following additional comments.  If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

Product Liability

1. We appreciate your response to prior comments 3 and 4. We note that your product liability expense and cash outlays are significant relative to your operating profits and cash flows from operations. We also note, and we agree, that your accounting policies related to your product liabilities are critical.

   We had previously requested that you provide an explanatory narrative to accompany your roll-forward of the reserve for product liabilities. Please provide us with an analysis of each element of the roll-forward. Tell us the components of the expense amounts in each period, and explain the amount of the charge. Tell us the components of the ending balance (i.e. settlement, legal, admin, etc). Discuss the underlying reasons for the changes in the amounts.

   Explain to us how you account for, and classify your insurance premiums and provide support for that treatment.

   Tell us why you cannot establish a reasonably possible range of loss in excess of your accruals as they related to legal and administrative costs, rather than settlements.

   We also note our request that you quantify the amount of product liability expense. We direct your attention to the requirements of Item 303 of Regulation S-K. This item requires that the discussion shall provide information necessary to an understanding of the results of operations. Considering the impact that product liabilities had on your results of operations in 2005, you may want to consider this Item further. We also direct your attention to Release 33-8350 *Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations*, for further guidance on preparing and presenting your MD&A. Please advise.

   We also direct your attention to Staff Accounting Bulletin 5:Y. This SAB was issued to provide our interpretation of current accounting literature and disclosure requirements and serve as guidance for public companies in their disclosures regarding contingent liabilities.

   In that SAB, we clearly state that we believe that product liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on a registrant's financial condition, results of operations, or liquidity.

Among the disclosures called for in the SAB are as follows:

- Nature of the personal injury or property damages alleged. If an individual case could be material, you should discuss the nature of that case and the specific allegations;

- Circumstances affecting the reliability and precision of loss estimates;

- The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

- Whether, and to what extent, losses may be recoverable from third parties;

- Uncertainties regarding the legal sufficiency of insurance claims or solvency of insurance carriers;

- The timing of payments of accrued and unrecognized amounts;

- The material components of the accruals and significant assumptions underlying estimates. Therefore the amount of the accrual that relates to legal fees and administrative costs should be disclosed;

- The total claims pending at each balance sheet date;

- The number of claims filed for each period presented;

- The number of claims dismissed;

- The number of claims settled;

- The number of claims otherwise resolved;

- The average costs per settled claim;

- The total damages alleged at each balance sheet date (Reg. S-K, Item 103);

- The aggregate settlement costs to date;

- The aggregate costs of administering and litigating the claims.

Please note that disaggregated disclosures that describe accrued and reasonably likely losses with respect to particular claims may be necessary if they are individually material.

Please address each of these disclosures requirements in your response.

\* \* \* \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3689.

Sincerely,


John Hartz
Senior Assistant Chief Accountant